Form 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

YM BioSciences Inc.
5045 Orbitor Drive
Building 11, Suite 400
Mississauga, ON L4W 4Y4

2.	Dates of Material Change

February 13, 2006 and February 17, 2006

3.	News Release

The press release in the form of Schedule “A” attached hereto was disseminated on February 14, 2006 via Canada Newswire. The press release in the form of Schedule “B” attached hereto was disseminated on February 17, 2006 via Canada Newswire.

4.	Summary of Material Change

The Company announced it has received subscriptions for 9,436,471 common shares in a "registered direct" offering at an issue price of US $4.25 for gross proceeds of approximately US $40 million. SG Cowen & Co., LLC served as lead placement agent and Dundee Securities Corporation and Canaccord Capital Corporation served as co-placement agents for the transaction. The funds will be used principally to fund YM's drug development activities. The transaction closed on February 17, 2006.

5.	Full Description of Material Change

See the attached press releases for a full description of the material change.

6.	Reliance on subsection 7.1(2) or (3) of NI-51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Senior Officer

David G.P. Allan, Chief Executive Officer, is an officer knowledgeable about the details of this material change and can be reached at (905) 629-9761.

9.   Date of Report

Dated the 17th day of February, 2006.

YM BIOSCIENCES INC.

per: “David G.P Allan”

Name:     David G.P. Allan
    Title:       Chairman and Chief Executive Officer

Schedule “A”

YM BIOSCIENCES RAISES $ 40 MILLION U.S.

MISSISSAUGA, Canada - February 14, 2006 - YM BioSciences Inc. (AMEX:YMI, TSX:YM, AIM:YMBA), the cancer product development company, today announced that it has received subscriptions for approximately 9.5 million common shares in a “registered direct” offering at an issue price of U.S. $4.25 for gross proceeds of approximately U.S. $40 million. SG Cowen & Co., LLC served as lead placement agent and Dundee Securities Corporation and Canaccord Capital Corporation served as co-placement agents for the transaction.

The funds will be used principally to fund YM”s drug development activities and for general corporate purposes.

Subscribers for the issue included leading health care institutional investors led by Great Point Partners, LLC.

The transaction is expected to close on or about February 17, 2006, pending stock exchange approval.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the common shares in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state.

About YM BioSciences
YM BioSciences Inc. is a cancer product development company. Its lead drug, tesmilifene, is a small molecule chemopotentiator currently undergoing a 700-patient pivotal Phase III trial in metastatic and recurrent breast cancer. In addition to tesmilifene, YM BioSciences is developing nimotuzumab, an anti-EGFr humanized monoclonal antibody, in a number of indications. In May 2005, the Company acquired DELEX Therapeutics Inc., a private clinical stage biotechnology company developing AeroLEF™, a unique inhalation delivered formulation of the established drug, fentanyl, to treat acute pain including cancer pain. YM BioSciences is also developing its anti-GnRH, anti-cancer vaccine, Norelin™, for which Phase II data have been released. The Company also has a portfolio of preclinical compounds.

Except for historical information, this press release may contain forward-looking statements, which reflect the Company’s current expectation regarding future events, including with respect to the closing of the offering of common shares. These forward-looking statements involve risk and uncertainties, which may cause but are not limited to, the failure to obtain stock exchange approval for the offering of the common shares, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company’s ongoing quarterly and annual reporting.

A prospectus relating to the offering that meets the requirements of the United States Securities Act of 1933 can be obtained from:

Investor Relations at the Company at Tel: 905-629-6761 or e-mail: ir@ymbiosciences.com

Enquiries:
Thomas Fechtner, The Trout Group LLC Tel. +1-212-477-9007 x31 Fax +1-212-460-9028 Email: tfechtner@troutgroup.com	Carolyn McEwen, YM BioSciences Tel. +1-905-629-9761 Fax +1-905-629-4959 Email: ir@ymbiosciences.com
James Smith, the Equicom Group Inc. Tel. +1-416-815-0700 x 229 Fax +1-416-815-0080 Email: jsmith@equicomgroup.com

Schedule “B”

YM BIOSCIENCES CLOSES US $ 40 MILLION FINANCING

MISSISSAUGA, Canada - February 17, 2006 - YM BioSciences Inc. (AMEX:YMI, TSX:YM, AIM:YMBA), the cancer product development company, today announced that it has closed its previously announced “registered direct” offering of 9,436,471 million common shares at an issue price of US $4.25 for gross proceeds of approximately US $40 million. SG Cowen & Co., LLC served as lead placement agent and Dundee Securities Corporation and Canaccord Capital Corporation served as co-placement agents for the transaction.

The funds will be used principally to fund YM’s drug development activities.

About YM BioSciences
YM BioSciences Inc. is a cancer product development company. Its lead drug, tesmilifene, is a small molecule chemopotentiator currently undergoing a 700-patient pivotal Phase III trial in metastatic and recurrent breast cancer. In addition to tesmilifene, YM BioSciences is developing nimotuzumab, an anti-EGFr humanized monoclonal antibody, in a number of indications.

In May 2005, the Company acquired DELEX Therapeutics Inc., a private clinical stage biotechnology company developing AeroLEF™, a unique inhalation delivered formulation of the established drug, fentanyl, to treat acute pain including cancer pain. YM BioSciences is also developing its anti-GnRH, anti-cancer vaccine, Norelin™, for which Phase II data have been released. The Company also has a portfolio of preclinical compounds.

Except for historical information, this press release may contain forward-looking statements, which reflect the Company’s current expectation regarding future events. These forward-looking statements involve risk and uncertainties, which may cause but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company’s ongoing quarterly and annual reporting.

Enquiries:
Thomas Fechtner, The Trout Group LLC Tel. +1-212-477-9007 x31 Fax +1-212-460-9028 Email: tfechtner@troutgroup.com	Carolyn McEwen, YM BioSciences Tel. +1-905-629-9761 Fax +1-905-629-4959 Email: ir@ymbiosciences.com
James Smith, the Equicom Group Inc. Tel. +1-416-815-0700 x 229 Fax +1-416-815-0080 Email: jsmith@equicomgroup.com